ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 12, 2021

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Tracie Mariner; Brian Cascio
Deanna Virginio; Jeffrey Gabor

Re:	LifeStance Health Group, Inc.

Draft Registration Statement on Form S-1

Submitted February 16, 2021

CIK No. 0001845257

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (the “Amended Draft Registration Statement”) to the above-referenced draft registration statement (the “Draft Registration Statement”). The Amended Draft Registration Statement reflects revisions to the Draft Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated March 16, 2021 regarding the Draft Registration Statement, as well as certain other updated information.

In addition, we are providing the following responses to the Staff’s comment. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Industry and Market Data, page ii

1.

Your statement that investors are cautioned not to give undue weight to information from third party sources as well as your own estimates, research and surveys may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

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Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Amended Draft Registration Statement to remove this statement.

Summary, page 1

2.

Please revise your Summary to eliminate repetitive disclosure and to focus on the material aspects of your offering. Please note that the Summary should not include a lengthy description of your industry, competitive strengths and strategies for growth. We note that this detailed information is better suited for the body of the prospectus and that your Business discussion already contains substantially the same presentation. Additionally, please consider revising your summary to include a brief overview of the material aspects of your care model, including the nature of your arrangements with payors and affiliated professional entities, as well as a brief discussion of the outpatient behavioral health services you provide, including your treatment services and assessment services.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 through 8 of the Amended Draft Registration Statement. In addition, the Company has included additional disclosure related to its care model and the outpatient mental health services it provides on page 8 of the Amended Draft Registration Statement.

3.

The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you present multiple performance claims on pages 2-7. Please revise to state the basis for your performance claims or revise to state such claims are management’s belief. Additionally, please balance your summary presentation by providing equally prominent disclosure about the competitive, regulatory and technical challenges you face.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 6, 102 and 103 of the Amended Draft Registration Statement. In addition, the Company refers the Staff to the discussion of various risks on pages 8 and 9 under the heading “Summary of Risks Related to Our Business,” which include risks related to conducting business in a heavily regulated and competitive industry. The Company has included additional disclosure in the Amended Draft Registration Statement on page 8 to supplement this discussion and added a discussion of competition on page 8.

4.

To facilitate an understanding of your business, please revise to explain what you mean by “employing over 3,000 licensed behavioral health clinicians” and “unique employment model.” In this regard, we note the disclosure on page 32 indicating that you enter into management services contracts with professional entities to provide a wide range of administrative services to “their practices.”

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Response to Comment 4:

In response to the Staff’s comment, the Company has included additional disclosure on pages iv, 4, 5, 100 and 114 of the Amended Draft Registration Statement.

We Have an Opportunity to Transform Health Care as a Whole, page 3

5.	Please revise to quantify the amount of debt outstanding.

Response to Comment 5:

In response to the Staff’s comment, the Company has included additional disclosure on pages 3 and 97 of the Amended Draft Registration Statement.

We Have a Significant Opportunity, page 4

6.	Please revise to clarify how you determined that the outpatient behavioral health market is approximately $115 billion, disclosing and quantifying any assumptions underlying the calculation.

Response to Comment 6:

In response to the Staff’s comment, the Company has included additional disclosure on pages ii of the Amended Draft Registration Statement.

TPG Acquisition, page 10

7.

With reference to the “Basis of Presentation” that you include prior to the Summary, please revise the “TPG Acquisition” section of the Summary to include the consideration paid and the debt issued. Please also explain briefly the purpose and effect of the reorganization.

Response to Comment 7:

In response to the Staff’s comment, the Company has included, on page 10 of the Amended Draft Registration Statement, additional disclosure regarding the debt issued in the TPG Acquisition and a cross reference to the notes to financial statements included in the prospectus, which further describe the consideration paid in the TPG Acquisition.

8.

Please file the agreements associated with the TPG acquisition as an exhibit to the registration statement. Refer to Item 601(b)(2) of Regulation S-K. Alternatively, please explain to us why such disclosure is not required.

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Response to Comment 8:

The Company advises the Staff that the TPG Acquisition was effected pursuant to an agreement and plan of merger, dated April 14, 2020, by and among LifeStance Health Holdings, Inc., affiliates of LifeStance TopCo, L.P. and the sellers’ representative named therein (the “Merger Agreement”). Item 601(b)(2) of Regulation S-K requires an issuer to file any “material” plan of acquisition, reorganization, arrangement, liquidation or succession. It is the Company’s view that the Merger Agreement is not material to investors. There are no significant post-closing obligations under the Merger Agreement—for example, pursuant to the Merger Agreement, neither the representations and warranties made nor the pre-closing covenants survived the closing, and the Merger Agreement includes only limited, customary post-closing covenants. As such, disclosure of the detailed terms and provisions of the Merger Agreement would not provide prospective investors in the Company’s initial public offering with meaningful additional insight into the Company’s business, risks or prospects. In light of the foregoing, the Company respectfully submits that the Merger Agreement is not required to be filed as an exhibit to the Registration Statement.

Our Sponsors; Controlled Company, page 11

9.

Please tell us why it is appropriate to identify TPG, Summit and Silversmith as your Sponsors. In this regard, please clarify whether TPG, Summit and Silversmith have any duties, obligations or roles beyond that of controlling shareholders.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Draft Registration Statement to refer to TPG, Summit and Silversmith collectively as the “Principal Stockholders.” The Company confirms that TPG, Summit and Silversmith do not have duties, obligations or roles beyond that of controlling shareholders.

Summary Consolidated Financial Data, page 14

10.

We note your disclosure on page iii that LifeStance TopCo, L.P. was formed on April 13, 2020 and that the acquisition of LifeStance TopCo, L.P. was completed May 14, 2020. Please explain to us why your Successor period begins April 13, 2020 and the periods overlap in the financial information you have provided in the filing.

Response to Comment 10:

The Company advises the Staff that, on April 13, 2020, affiliates of TPG Global, LLC formed LifeStance TopCo, L.P. (“TopCo”), a Delaware limited partnership, for the purpose of facilitating the TPG Acquisition. On May 14, 2020, TopCo completed the TPG Acquisition, pursuant to which it acquired LifeStance Health Holdings, Inc., a subsidiary of LifeStance Health, LLC.

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LifeStance Health, LLC, an operating company, was determined by the Company to be TopCo’s predecessor. The Company has provided audited financial statements of LifeStance Health, LLC for the fiscal year ended December 31, 2019 and the period prior to the acquisition date (January 1, 2020 to May 14, 2020). The Company has also provided audited financial statements of TopCo for the period from its inception (April 13, 2020) through December 31, 2020 in the Amended Draft Registration Statement in accordance with the example in Section 1170.3 of the Financial Reporting Manual of the Division of Corporation Finance (“The Newco registrant must provide audited financial statements for the period from the inception date … (there were no operations from inception date to acquisition date)....”). For the period from April 13, 2020 to May 14, 2020, the operations of TopCo were limited to those incident to its formation and the TPG Acquisition, which were not significant. The Company has included additional disclosure to this effect on pages iii, 10, 14 and 69.

Use of Proceeds, page 26

11.

We note your disclosure of intended uses of proceeds is limited to “general corporate purposes, including working capital, operating expenses and capital expenditures.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose. In this regard, consider disclosing the amount of proceeds that you plan to use for the identified purposes as well as any additional plans for growth as referenced on page 17. Additionally, to the extent proceeds will be used to service debt, please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 11:

The Company acknowledges the Staff’s comment. The Company has not yet determined the use of proceeds from the offering, and as such, will revise the “Use of Proceeds” section of the Draft Registration Statement in a subsequent amendment.

Risks Related to Common Stock and This Offering, page 44

12.

We refer to your discussion of the material weaknesses identified that resulted in material misstatements and the restatement of previously issued financial statements. Please revise to disclose the specific errors that resulted in the material misstatements.

Response to Comment 12:

In response to the Staff’s comment, the Company has provided additional disclosure on pages 45 and 46 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results, page 61

13.

We note that as of December 31, 2020, you employed over 3,000 psychiatrists, APNs, psychologists and therapists. Please tell us whether these employed clinicians relate only to your wholly-owned subsidiaries or if any of these are clinicians at variable interest entities discussed on page F-12.

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Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 4, 72, 100 and 114 of the Amended Draft Registration Statement.

Covid-19 Impact, page 66

14.

We note your disclosure that existing trends in mental health care have worsened dramatically since the beginning of the COVID-19 pandemic and that quarantining and lockdown measures have resulted in furloughs and layoffs, dramatically increasing stressors and leading to poorer overall mental and physical health. We also note your disclosure that total patient visits increased to 2,290,728 in 2020. Please clarify whether the COVID-19 pandemic has impacted the Company’s patient visits or related revenue during 2020.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amended Draft Registration Statement. The Company advises the Staff that the Company believes that recent trends in mental health care are impacted by a combination of factors, including the effects of COVID-19, increased incidence of mental health related disease related to increased use of technology and media, increased awareness and acceptance driving treatment demand, increasing access and pursuit of integration with physical care, and increased support from federal and state level regulations. The Company expects that these factors, as a whole, have driven trends in mental heath care and contributed to the Company’s increased patient visits and related revenues in 2020. In addition, the Company is able to address a broad spectrum of patients’ mental health needs, including bipolar disorder, eating disorders, psychotic disorders and post-traumatic stress disorder, which are types of disorders that may not have been directly affected by the COVID-19 pandemic.

Key Metrics and Non-GAAP Financial Measures, page 68

15.

Your financial metrics of Organic Revenue Growth, Adjusted Gross Profit, and Center Contribution appear to be non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K rather than financial metrics. Please revise to address the following:

•	Provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

•	Expand disclosures in footnotes (1) and (3) on page 69 to quantify the items that make up the respective adjustments and clarify where these amounts are reflected in your financial statements.

•	Explain why you include gross profit here when this is not presented in your financial statements.

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•

Explain why you believe the adjustment of $27,777 for certain center general and administrative expenses in your Center Contribution measure complies with the guidance in Item 10(e)(1)(ii) of Regulation S-K and Question 100.01 of the Non- GAAP Compliance and Disclosure Interpretations dated April 4, 2018.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 through 82 of the Amended Draft Registration Statement. The Company advises the Staff that on pages 79 and 80 of the Amended Registration Statement, it has replaced Adjusted Gross Profit with Clinician Contribution, and removed references to gross profit that were previously provided in the Draft Registration Statement.

Regarding the presentation of Center Contribution, the Company advises the Staff that it has revised the Amended Draft Registration Statement on page 80 to reconcile Center Contribution to income from operations rather than Gross Profit because Center Contribution excludes certain administrative costs and therefore is more comparable to income from operations. As described on page 80 of the Amended Draft Registration Statement, the Company uses Center Contribution because it believes this metric best reflects the economics of operating our centers as it includes all direct expenses associated with our center operations.

16.

With regards to your non-GAAP measure of Adjusted EBITDA on page 70, please explain to us why you believe the adjustments for De novo center opening costs and De novo center operating losses comply with the guidance in Item 100(b) of Regulation G and Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations dated April 4, 2018. In addition, expand your disclosure to quantify the items that make up the adjustment of Other Expenses in footnote (5), and tell us why you believe the non- recurring items in the adjustment comply with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the Non-GAAP Compliance and Disclosure Interpretations dated April 4, 2018.

Response to Comment 16:

The Company advises the Staff that it believes the adjustments for de novo center opening costs and de novo center operating losses in its calculation of Adjusted EBITDA are appropriate. The Company has considered the guidance in Question 100.01 of the Staff’s Non-GAAP Compliance and Disclosure Interpretation and Rule 100(b) of Regulation G and believes that its Adjusted EBITDA metric, considered with the information accompanying its non-GAAP measures and other accompanying discussion of its non-GAAP measures, does not contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of its measures, in light of the circumstances in which it is presented, not misleading.

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The Company believes the exclusion of de novo center opening costs and de novo center operating losses from Adjusted EBITDA, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to potential investors and other readers of the Draft Registration Statement because it enhances comparability of the Company’s core operating performance, as driven by patient demand, from period to period. Further, the adjustment for such costs and losses allows the Company, potential investors and other readers of the Draft Registration Statement to understand the underlying mental health services trends and the underlying earnings related to the Company’s services to patients and related reimbursement revenues because, apart from their additional opening costs, and once they reach profitability, the performance of de novo center operations is consistent with the performance of the Company’s other centers.

De novo center opening costs include start-up fees and expenses incurred prior to opening de novo facilities which are essential to support the development and operations of our de novo facilities. These costs are higher than comparable expenses incurred once the relevant center is open and generating revenue and the costs are only incurred on a one-time basis for each de novo center, at the time of its opening. The Company believes de novo center opening costs are specific in nature and amount to opening a new de novo center and, as such, are not indicative of ongoing core operations from period to period. Additionally, the Company notes that the decision to open de novo centers as part of its growth strategy is opportunistic and discretionary, its future growth strategy may differ from its past growth strategy and the costs to open de novo centers fluctuate in amount and timing between periods and on a year-over-year basis. De novo center openings are influenced by both industry factors and specific local market factors. For example, for any given market, the Company considers the strategic benefit among various growth strategies, including opening de novo centers, acquiring existing practice groups, expanding the service capacity of its existing centers and supporting the ability of existing clinicians to provide services to more patients. If the Company determines in the future that pursuing other growth and capital allocation alternatives is in the Company’s best interest, the Company may rely to a greater extent on growth strategies other than de novo center openings, and in any event cannot guarantee which growth strategies will be applicable for future periods. As such, the amount of de novo center opening costs in any given period, if any, (i) is driven by the number, timing, and location of newly opened de novo centers, (ii) has no relationship to the operations of existing centers, and (iii) is conditioned on market factors outside of the Company’s control.

In addition, de novo center operating losses consist of losses as a result of post-opening items that are unique to de novo centers as compared to centers of acquired practice groups because de novo centers are opened without the preexisting community recognition or the existing patient base of acquired centers. However, once de novo centers reach profitability, their activities are generally consistent with those of acquired centers. Specifically, once de novo centers complete sufficient clinician hiring and credentialing, such centers are able to sustain a sufficient volume of patient visits for such center to contribute to Center Contribution at levels consistent with the Company’s other centers. Therefore, the Company believes that by adjusting for these de novo center operating losses, investors will be able to better assess the Company’s core operations as they relate to quality of service to patients, irrespective of the Company’s growth strategy, the implementation of which is discretionary and opportunistic.

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The Company also notes that it has presented on page 81 of the Amended Draft Registration Statement the limitations of Adjusted EBITDA as an analytical tool. In particular, the Company refers the Staff to its disclosure that, “although we do not view expenses relating to transactions or opening de novo clinics as indicative of our core operating performance due to the variability of such expenses, we expect to continue incurring expenses of this nature as part of our discretionary growth strategy; and although we do not view losses generated by de novo clinics in the initial ramp up period as indicative of our core operating performance, we expect to continue incurring losses of this nature as part of our de novo growth strategy.” In light of the foregoing, the Company respectfully submits that its adjustments for de novo center opening costs and de novo center operating losses, considered with the information accompanying its measures and other accompanying discussion of its measures, does not contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of its measures, in light of the circumstances in which it is presented, not misleading; and, therefore, such adjustments comply with the guidance in Item 100(b) of Regulation G and Question 100.01 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations.

Regarding the adjustment for “Other expenses,” the Company advises the Staff that it has considered the guidance in Question 102.03 of the Staff’s Non-GAAP Compliance and Disclosure Interpretation, specifically the portion noting “it would not be appropriate to state that a charge or gain is non-recurring, infrequent or unusual unless it meets that specified criteria,” and reviewed the adjustments included within “Other expenses” to arrive at Adjusted EBITDA. The Company also notes that the guidance in Question 102.03 further provides that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain.”

This adjustment primarily includes costs incurred to consummate or integrate acquired centers, in addition to the third-party transaction and advisory fees included in transaction costs, including bonuses and compensation paid to former owners of acquired centers and related expenses that are not reflective of ongoing operating expenses of the Company’s centers. Management refers to Adjusted EBITDA excluding such costs in operating the Company’s business, and believes that excluding these costs helps potential investors and other readers of the Draft Registration Statement, to measure core operating performance and understand the Company’s financial results on a consistent basis from period to period. However, in response to the Staff’s comment, the Company has revised the Amended Draft Registration Statement on pages 17 and 82 to revise its disclosure related to these costs and to remove the description of such costs as “non-recurring,” “unusual” and “one-time.”

Results of Operations

Total Revenue, page 73

17.	Please revise to separately disclose and discuss revenue related to wholly-owned entities and revenue related to consolidated variable interest entities discussed on page F-12.

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Response to Comment 17:

The Company acknowledges the Staff’s comment and advises the Staff that it does not believe that separate disclosure of revenue related to wholly-owned entities and revenue related to affiliated practices, which it consolidates as variable interest entities, would be meaningful to investors. As described in Note 2 to the audited financial statements of TopCo for the period ended December 31, 2020, the contractual arrangements between the Company and each affiliated practice allow the Company to direct the non-medical activities that most significantly affect the economic performance of the affiliated practice. Accordingly, the Company is the primary beneficiary of each affiliated practice. Because there is not a meaningful difference between the manner in which the Company operates its wholly-owned subsidiaries and its variable interest entities, and both its wholly-owned subsidiaries and its variable interest entities are consolidated with the Company, management views the results of all of such subsidiaries and variable interest entities on a consolidated basis and believes a separate discussion of related revenue would not be material or to investors or aid in their understanding of the Company’s business.

Liquidity and Capital Resources, page 74

18.	Please revise footnotes (1), (2), and (3) on page 76 to clarify how you computed the adjustments for credit agreement consolidated EBITDA.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 90 of the Amended Draft Registration Statement.

Comprehensive Clinical Capabilities with Improved Outcomes, page 89

19.

We note your disclosure that your clinical approach delivers validated outcomes and that you see that after two visits to treat such conditions, 81% of your patients report a decrease in their suicidal ideation, 53% of patients report improvement with their symptoms of depression and 54% of patients report an improvement in their symptoms of anxiety. Please revise your disclosure to clarify how many patients were surveyed and how improvement in symptoms was measured.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Draft Registration Statement.

Our Patient Acquisition Strategy, page 95

20.

We note your disclosure that in certain states that have adopted the corporate practice of medicine doctrine, you enter into management services contracts with affiliated professional entities to provide administrative and operations support services in exchange for scheduled fees at the fair market value of your services provided to each outpatient behavioral health practice. Please also include a discussion regarding your relationships with affiliated professional entities, including the proportion of your care centers that are affiliated professional entities.

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Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 104, 110 of the Amended Draft Registration Statement.

Our Payor Relationships, page 95

21.

We note your disclosure on page 20 that during the year ended December 31, 2019, in the aggregate, two commercial third-party payors each accounted for 15% or more of total revenues across multiple contracts in the period. Please disclose the commercial third party payors and the percentage that each payor contributed to your revenue during the year ended December 31, 2019. Please also explain the reason why you have multiple contracts with such payors during the period. To the extent you are substantially dependent on any single payor contract, please file such agreement as an exhibit to the registration statement.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended Draft Registration Statement. The Company advises the Staff that the Company enters into individually negotiated regional contracts with regional entities comprising national payors. Therefore, while three national payors comprise 23%, 19% and 11% of the Company’s total revenue for the year ended December 31, 2020, respectively, each relationship operates across multiple independent regional contracts. The Company does not believe that any of these individual contracts with such payors are material, nor does it view the identity of any particular payor as material to investors. In particular, the Company believes that, based on patient demand and the diversity of commercial payors who insure patients within the Company’s markets, the Company’s total patient visits and related revenue would not be materially impacted by the termination of any individual payor contract. Therefore, the Company also confirms that it is not substantially dependent on a single payor contract or a regional or national relationship with a single payor; as a result, the Company has not filed any such agreement as an exhibit to the Amended Draft Registration Statement. In addition, the Company respectfully notes that, in the updates to Item 101 of Regulation S-K adopted on August 26, 2020, such rule was revised to remove a specific obligation to name any customer if sales to such customer are made in an aggregate amount equal to 10 percent of revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. However, irrespective of the rule change, the Company advises the Staff that the Company does not consider its relationships with payors as customer relationships, as the Company does not deliver products or services to payors, nor does the Company believe that the loss of any single payor would have a material adverse effect on the Company’s business.

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22.

Please expand your disclosure to include a discussion of the material terms, including the nature of the reimbursement arrangements, you have negotiated under your payor contracts. Please also include in your disclosure a discussion of those contracts that provide for incremental payments tied to the attainment of quality or performance metrics.

Response to Comment 22:

In response to the Staff’s comment, the Company has provided additional disclosure on page 108 of the Amended Draft Registration Statement.

Financial Statements

Note 7- Fair Value Measurements, page F-21

23.	Please expand to disclose the specific assumptions used to estimate the fair value of your contingent consideration liability of $25,536 at December 31, 2019.

Response to Comment 23:

In response to the Staff’s comment, the Company has provided additional disclosure on page F-28 of the Amended Draft Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

24.	Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Response to Comment 24:

In response to the Staff’s comment, the Company has identified the class of persons to whom the securities were sold on page II-3 of the Amended Draft Registration Statement.

General

25.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 25:

The Company acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

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*    *    *    *    *

Please do not hesitate to call me at 617-951-7063 or my colleague, Dayna Mudge, at 617-235-4137 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas Fraser

Thomas Fraser

cc:	Michael K. Lester (LifeStance Health Group, Inc.)

Ryan Pardo (LifeStance Health Group, Inc.)